Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands, except ratio of earnings to fixed charges)
Income from continuing operations before income taxes	$223,129	$160,904	$417	$28,371	$127,956
Fixed charges(1)
Interest expense	7,106	7,369	7,119	6,690	6,818
Amortization of debt issuance cost	421	506	399	369	380
Interest included in rental expense	899	992	1,071	1,009	942
Total fixed charges	$8,426	$8,867	$8,589	$7,625	$8,140
Earnings(2)	$231,555	$169,771	$9,006	$35,996	$136,096
Ratio of earnings to fixed charges	27.5	19.1	1.1	4.7	16.7
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(1)	“Fixed charges” consist of interest expense on indebtedness, amortization of debt issuance costs and the estimated portion of rental expense deemed a reasonable approximation of this interest factor.
(2)        “Earnings” consist of income from continuing operations before income taxes plus fixed charges.